HAITONG INTERNATIONAL SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	5,948,170
Certificate of deposit		6,065,332
Receivable from clearing organizations		2,321,131
Receivable from brokerage clients		460,689
Due from parent and affiliates		2,712,792
Operating lease right of use asset		13,044,743
Prepaid expenses		261,466
Deposits and other assets		95,648
TOTAL ASSETS	$	30,909,971

LIABILITIES AND STOCKHOLDER'S DEFICIT

LIABILITIES		
Accrued expenses and other liabilities	$	1,341,248
Operating lease liability		13,410,083
Due to affliliate		3,229
TOTAL LIABILITIES		14,754,560
Subordinated borrowings		17,513,600
COMMITMENTS		
STOCKHOLDER'S DEFICIT		
Common stock, $500 par value, 200 shares authorized, issued and outstanding		100,000
Additional paid-in capital		15,107,458
Accumulated deficit		(16,565,647)
Total stockholder's deficit		(1,358,189)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	30,909,971

See accompanying notes to financial statements.